UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

Liquidation

☒	Abandonment of Registration (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Peoples Benefit Variable Life Account A (the “Account”)

3.	Securities and Exchange Commission File No.:	811-10229

4.	Is this initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gayle A. Morden
570 Carillon Parkway
St. Petersburg, FL 33716
727-299-1747

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

Peoples Benefit Life Insurance Company
4333 Edgewood Road, NE
Cedar Rapids, Iowa 52499

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☐	Management company;

☒	Unit investment trust; or

☐	Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

☐	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Iowa

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contract with those advisers have been terminated:

Not Applicable

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

a. Transamerica Capital, Inc.
4333 Edgewood Road, NE
Cedar Rapids, Iowa 52499

b. AFSG Securities Corporation

4333 Edgewood Road, NE
Cedar Rapids, Iowa 52499

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):

Peoples Benefit Life Insurance Company

4333 Edgewood Road, NE

Cedar Rapids, Iowa 52499

(b)	Director’s name(s) and address(es):

Name and Address [1]	Title
Craig D. Vermie	Director, Secretary, Senior Vice President & General Counsel
Larry N. Norman	Director, Executive Vice President & Chairman of the Board
Darryl D. Button	Director, Chief Financial Officer & Senior Vice President
Marilyn Carp	Director & President
Brenda Clancy	Director, Executive Vice President and Chief Financial Officer
Kathleen M. Modzelewski	Director, Vice President and Director of Taxation
Brian A. Smith	Director & Vice President

1 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the board vote took place:

If No, explain: The Board of Directors of Peoples Benefit Life Insurance Company delegated the authority to register or deregister the Account when the Board established the Account. A copy of the resolutions was filed as Exhibit 1A(1) on Form S-6 filed with the Commission on December 22, 2000 (Accession No. 0000950133-00-004968). The resolution providing such authority follows:

“. . .BE IT FURTHER RESOLVED that the appropriate officers of the Company, with such assistance from the Company’s auditors, legal counsel and independent consultant or others as they may require, be, and they hereby are, authorized and directed to take all action necessary to: (a) register the Account as a unit investment trust under the Investment Company Act of 1940, as amended, and to change the classification under which the Account is registered or to de-register the Account as they deem necessary or appropriate; (b) register the Policies in such amounts, which may be an indefinite amount, as the officers of the Company shall from time to time deem appropriate under the Securities Act of 1933; and (c) take all other actions which are necessary in connection with the offering of said Policies for sale and the operation of the Account in order to comply with the Investment Company Act of 1940, as amended, the Securities Exchange Act of 1934 and the Securities Act of 1933, and other applicable Federal laws, including the filing of any registration statements, any amendments to registration statements, any undertakings, any applications, and any amendments to such applications, for exemptions from the Investment Company Act of 1940, as amended, or exemptions from other applicable Federal laws as officers of the Company shall deem necessary or appropriate; and . . .”

With this delegated authority, such officers decided to file to de-register the Account as it never commenced operations and it will not be included in any future product that the Company may offer.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: The Account never commenced operations, so there were no assets or shareholders in the Account.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☐        Yes ☐          No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-End funds only:

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☐	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

☐	Yes	☐	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐	Yes	☐	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☐	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were these expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☐	No

If Yes, cite the release numbers of the Commission's notice and order or, of no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Peoples Benefit Variable Life Account A; (ii) he is the Vice President and Counsel of Peoples Benefit Life Insurance Company; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this form N-8F application are true to the best of his or her knowledge, information and belief.

Peoples Benefit Variable Life Account A

By: /s/ Arthur D. Woods

Name (Print): Arthur D. Woods

Title: Vice President & Counsel